UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 23, 2022

Barclays PLC and Barclays Bank PLC
(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Amendments to Forms 20-F and related matters dated 23 May 2022

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: May 23, 2022	By:	/s/ Garth Wright
Garth Wright
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: May 23, 2022	By:	/s/ Garth Wright
Garth Wright
Assistant Secretary

3

23 May 2022

Barclays PLC and Barclays Bank PLC ("Barclays")

Amendments to Annual Reports on Form 20-F and related matters

●	Barclays PLC ("BPLC") and Barclays Bank PLC ("BBPLC") have each filed a Form 20-F/A with the US Securities and Exchange Commission ("SEC"), completing the restatement process
●

The provision for over-issuance of US securities is particularly sensitive to equity market movements, however, this would be expected to be substantially offset by hedging arrangements, including specific hedging and overall portfolio positioning

●	BBPLC is in discussions with the SEC regarding terms of the rescission offer
●	BPLC Board, Board committees and management will consider findings from external review once complete and take appropriate actions
●	BPLC expects to commence £1bn share buyback programme this week

Further to the announcement on 16 May 2022, Barclays today makes the following announcement:

Filing of Amended Forms 20-F

BPLC and BBPLC have each filed amendments to their Annual Reports on Form 20-F for the year ended 31 December 2021 (the "Forms 20-F/A") with the SEC reflecting the previously announced restatements ("Restatements") of the financial statements for the year ended 31 December 2021 included in the filings. The Forms 20-F/A are available on our website https://home.barclays/investor-relations/reports-and-events/annual-reports/. Copies have also been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

The Restatements record, as at 31 December 2021, a £220m provision and a contingent liability in respect of the over-issuance of securities under BBPLC's US shelf registration statement ("US Shelf"), as disclosed in BPLC's Q122 Results Announcement. The Forms 20-F/A also disclose the existence of one material weakness in internal control and management's conclusions that BPLC's and BBPLC's internal control over financial reporting and disclosure controls and procedures were not effective as at 31 December 2021. The material weakness that has been identified relates to a weakness in controls over the identification of external regulatory limits related to securities issuance and monitoring against these limits. As a result of this weakness, BBPLC issued securities in excess of the amount registered under the US Shelf.

The Forms 20-F/A contain risk factors and other disclosures in relation to the impacts of the over-issuance and related matters including the previously announced short-term hedging arrangements designed to manage fluctuations in the provision. These arrangements, which management continues to assess and manage dynamically, materially but, by their very nature, imperfectly hedge this volatility.

At 31 March 2022, and as announced in its Q1 results, Barclays recognised a cumulative provision of £540m (£410m post tax). The ultimate liability will depend on a combination of several factors including, but not limited to, market conditions, the terms of the rescission offer and the number of noteholders choosing to take up that offer. As previously indicated, the provision is particularly sensitive to movements in the price of individual securities and a range of indices. As referenced in the Forms 20-F/A, a 5% reduction in the S&P 500 index would lead to a c.£300m increase in the pre-hedged provision reported at 31 March 2022. However, this movement would be expected to be substantially offset by the hedging arrangements noted above, and to date increases in the provision since 31 March 2022 attributable to equity market price reductions have been substantially offset by such arrangements, including a combination of specific hedging and related portfolio positioning of the Markets business. Please refer to the Forms 20-F/A for more information.

Filing of BBPLC shelf registration and commencement of rescission offer

BBPLC expects to file by tomorrow a registration statement on Form F-3 to register the sale from time to time of an unlimited amount of debt securities, including structured notes and exchange-traded notes, and the notes to be purchased in the rescission offer. BBPLC is currently in discussions with the SEC regarding the terms of the rescission offer.

Review by external counsel

As previously disclosed, Barclays is conducting a review, assisted by external counsel, of the facts and circumstances relating to the sale of affected securities in excess of amounts registered under the US Shelf and, among other things, the control environment related to such sales. The Board, relevant Board committees and management will consider the findings of the review once complete and take such actions as they deem appropriate in response to those findings.

Commencement of proposed share buyback

BPLC expects to commence its previously announced £1bn share buyback programme this week.

- ENDS -

4

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

About Barclays

Barclays is a British universal bank. We are diversified by business, by different types of customer and client, and geography. Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group. For further information about Barclays, please visit our website home.barclays.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to BPLC, BBPLC and the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. These statements are based on the current beliefs and expectations of Barclays' management and are subject to significant risks and uncertainties. Actual outcomes may differ materially from those expressed in the forward-looking statements. Factors that could impact Barclays' future financial condition and performance are identified in BPLC's and BBPLC's respective filings with the SEC (including, without limitation, BPLC's and BBPLC's Forms 20-F/A for the year ended 31 December 2021, which are available on the SEC's website at www.sec.gov).

Subject to Barclays' obligations under the applicable laws and regulations of any relevant jurisdiction, (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

5